Shanda Reports First Quarter 2010 Unaudited Results

- First Quarter 2010 Net Revenues Increased 19% YoY to US$193.1 Million, Non-GAAP Diluted Earnings
per ADS US$0.58

Shanghai, China—June 2, 2010—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights(1)

•	Consolidated net revenues increased 19% year-over-year and decreased 13% quarter-over-quarter to RMB1,318.2 million (US$193.1 million).

•	Shanda Games’ revenues increased 10% year-over-year and decreased 14% quarter-over-quarter to RMB1,143.2 million (US$167.5 million).

•	Shanda Online’s revenues increased 11% year-over-year and decreased 14% quarter-over-quarter to RMB253.1 million (US$37.1 million).

•	Other revenues increased 138% year-over-year and decreased 3% quarter-over-quarter to RMB196.1 million (US$28.7 million).

•	Non-GAAP(2) operating income was RMB396.1 million (US$57.9 million), compared to RMB469.4 million in the first quarter of 2009 and RMB612.2 million in the fourth quarter of 2009.

•	Non-GAAP(2) net income attributable to ordinary shareholders was RMB272.4 million (US$39.9 million), compared to RMB374.7 million in the first quarter of 2009 and RMB422.0 million in the fourth quarter of 2009. Non-GAAP earnings per diluted ADS were RMB3.96 (US$0.58), compared with RMB5.48 in the first quarter of 2009 and RMB6.06 in the fourth quarter of 2009.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8263 to US$1.00 as published by the People’s Bank of China on March 31, 2010. The percentages stated in this press release are calculated based on the RMB amounts.

(2) Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures”.

“In the first quarter we managed to achieve 19% revenue growth over the same period last year despite softness in Shanda Games’ business,” said Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda.  “While Shanda Online performance was similarly affected, by contrast, our other interactive entertainment businesses came through strongly and reported 138% revenue growth from the year ago period. These are encouraging signs that our ‘centralized platform, decentralized content’ strategy is beginning to bear fruit.  Shanda is currently in a critical transition period, and we are fully committed and are working relentlessly to transform ourselves to build a leading interactive entertainment media group.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:30 a.m. on June 2, 2010 Beijing/Hong Kong time (10:30 p.m. on June 1, 2010 Eastern Standard Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

First Quarter 2010 Financial Results(1)

Net Revenues. In the first quarter of 2010, Shanda reported net revenues of RMB1,318.2 million (US$193.1 million), representing an increase of 19% from RMB1,107.1 million year-over-year and a decrease of 13% from RMB1,513.5 million in the fourth quarter of 2009. The quarter-over-quarter difference was primarily due to decrease of Shanda Games’ revenues.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,143.2 million (US$167.5 million) in the first quarter of 2010, representing an increase of 10% from RMB1040.0 million year-over-year and a decrease of 14% from RMB1,336.2 million in the fourth quarter of 2009. The sequential decrease was primarily due to the decline of Mir II followed by the launch of an expansion pack in late 2009 that was not well-received by users.

Shanda Online’s revenues in the first quarter of 2010 increased 11% year-over-year and decreased 14% quarter-over-quarter to RMB253.1 million (US$37.1 million), mainly resulting from revenue decline of Shanda Games, which is the major customer of Shanda Online.

Other revenues including Hurray!, literature, chess and board game platform, e-sports platform and other businesses in the first quarter of 2010 increased 138% year-over-year and decreased 3% quarter-over-quarter to RMB196.1 million (US$28.7 million). Excluding Hurray!, other revenues increased 82% year-over-year and decreased 6% quarter-over-quarter to RMB149.6 million (US$21.9 million). The sequential decrease was mainly due to seasonality impact .

Gross Profit. Consolidated gross profit for the first quarter of 2010 was RMB861.1 million (US$126.1 million), representing a 8% increase from RMB801.0 million in the first quarter of 2009 and a 20% decrease from RMB1,075.2 million in the fourth quarter of 2009. Gross margin was 65.3% in the first quarter of 2010, compared with 72.3% in the first quarter of 2009 and 71.0% in the fourth quarter of 2009.

Shanda Games gross profit for the first quarter of 2010 was RMB674.0 million (US$98.8 million), representing a 8% increase from RMB625.3 million in the first quarter of 2009 and a 16% decrease from RMB801.9 million in the fourth quarter of 2009. Shanda Games gross margin was 59.0% in the first quarter of 2010, compared with 60.1% in the first quarter of 2009 and 60.0% in the fourth quarter of 2009.
Shanda Online gross profit for the first quarter of 2010 was RMB203.4 million (US$29.8 million), representing a 19% increase from RMB170.5 million in the first quarter of 2009 and a 18% decrease from RMB248.8 million in the fourth quarter of 2009. Shanda Online gross margin was 80.4% in the first quarter of 2010, compared with 75.0% in the first quarter of 2009 and 84.3% in the fourth quarter of 2009.

Other businesses gross profit for the first quarter of 2010 was RM36.0 million (US$5.2 million), representing a 9% decrease from RMB39.5 million in the first quarter of 2009 and 53% decrease from RMB76.4 million in the fourth quarter of 2009. Other business gross margin was 18.4% in the first quarter of 2010, compared with 48.0% in the first quarter of 2009 and 37.9% in the fourth quarter of 2009. The sequential difference was mainly due to Hurray’s consolidation of Ku6 financials starting in February 2010. Excluding Hurray, other business gross margin for the first quarter of 2010 was 38.7%, compared with 48.0% in the same quarter last year and 42.6% in the previous quarter.

Operating Income. Operating income for the first quarter of 2010 was RMB353.3 million (US$51.6 million), compared with RMB455.7 million in the first quarter of 2009 and RMB559.5 million in the fourth quarter of 2009. Operating margin was 26.8% in the first quarter of 2010, compared with 41.2% in the first quarter of 2009 and 37.0% in the fourth quarter of 2009. Excluding Hurray!, operating margin was 33.5% in the first quarter of 2010, compared with 41.2% in the same quarter last year and 40.4% in the previous quarter.

Non-GAAP(2) Operating Income. Non-GAAP operating income for the first quarter of 2010 was RMB396.1 million (US$57.9 million), compared with RMB469.4 million in the first quarter of 2009 and RMB612.2 million in the fourth quarter of 2009. Non-GAAP operating margin was 30.1% in the first quarter of 2010, compared with 42.4% in the first quarter of 2009 and 40.4% in the fourth quarter of 2009. Excluding Hurray!, non-GAAP operating margin was 36.8% in the first quarter of 2010, compared with 42.4% in the same quarter last year and 43.9% in the previous quarter.

Share-based compensation was RMB42.8 million (US$6.3 million) in the first quarter of 2010, compared with RMB13.7 million in the first quarter of 2009 and RMB52.7 million in the fourth quarter of 2009.

Income Tax Expense. Income tax expense for the first quarter of 2010 was RMB125.2 million (US$18.3 million), as compared with income tax expenses of RMB95.3 million in the first quarter of 2009 and RMB148.9 million in the fourth quarter of 2009.

Net Income Attributable to Ordinary Shareholders. Net income for the first quarter of 2010 was RMB229.6 million (US$33.6 million), a decrease of 36% from RMB361.0 million in the first quarter of 2009 and a decrease of 38% from RMB369.3 million in the fourth quarter of 2009. Earnings per diluted ADS in the first quarter of 2010 were RMB3.34 (US$0.48), compared with RMB5.28 in the first quarter of 2009 and RMB5.30 in the fourth quarter of 2009.

Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first quarter of 2010 was RMB272.4million (US$39.9 million), a decrease of 27% from RMB374.7 million in the first quarter of 2009 and a decrease of 36% from RMB422.0 million in the fourth quarter of 2009. Non-GAAP earnings per diluted ADS in the first quarter of 2010 were RMB3.96 (US$0.58), compared with RMB5.48 in the first quarter of 2009 and RMB6.06 in the fourth quarter of 2009.

Share Repurchase Program. During the first quarter of 2010, Shanda had repurchased an aggregate of 4,699,639 ADSs.

Recent Business Highlights

On June 1, 2010, Shanda and Hurray! announced that the two companies have entered into a definitive agreement under which Hurray! will acquire an online audio business of Shanda in exchange for 415,384,615 newly issued ordinary shares of Hurray!, and concurrently, Shanda will acquire Hurray!’s recorded music and wireless value-added services businesses in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment based on the May 31, 2010 cash balances of the businesses being transferred to Shanda. The net consideration to Hurray!, for its businesses excluding payment for the cash balances in the businesses being transferred is estimated to be approximately US$11 million.

On June 2, 2010, Shanda announced that its Board of Directors has approved a share repurchase program. Under the share repurchase program, the Company is authorized to repurchase up to $200 million worth of its outstanding American Depositary Shares (“ADSs”).

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda Games intends to release in 2010, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in 2010, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music, etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Paul Collins
Phone: +86 21 6468 0334
Email: pcollins@christensenir.com
United States:,
Mike Houston: +1-212-618-1978
Email: mhouston@christensenir.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2009	As of March 31, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,959.3	10,053.6	1,472.8
Restricted cash	54.5	0.8	0.1
Short-term investments	2,046.8	1,325.0	194.1
Marketable securities	20.8	19.8	2.9
Accounts receivable	115.7	155.7	22.8
Inventories	46.8	67.7	9.9
Due from related parties	0.4	0.8	0.1
Deferred licensing fees and related costs	56.3	60.1	8.8
Prepayments and other current assets	218.9	306.7	45.0
Deferre Deferred tax assets	118.2	121.3	17.8

Total current assets	13,637.7	12,111.5	1,774.3

Investment in equity investees	62.3	71.9	10.5
Property, equipment and software	481.4	508.5	74.5
Intangible assets	881.8	1,495.5	219.1
Goodwill	665.7	918.6	134.6
Long-term deposits	64.8	66.2	9.7
Long-term prepayments	206.5	324.2	47.5
Long-term assets	142.9	172.3	25.2
Non-current deferred tax assets	16.3	8.2	1.2

Total assets	16,159.4	15,676.9	2,296.6

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	104.9	232.3	34.0
Licensing fees payable	224.5	196.6	28.8
Taxes payable	205.5	179.4	26.3
Deferred revenue	452.3	490.2	71.8
Due to related parties	6.2	6.4	0.9
Short term loan	15.0	15.0	2.2
Other payables and accruals	787.5	775.4	113.6
Deferred tax liabilities	107.8	124.4	18.2

Total current liabilities	1,903.7	2,019.7	295.8

Non-current deferred tax liabilities	65.1	251.6	36.9
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	1,030.5	1,052.0	154.1
Non-current deferred revenue	3.5	24.3	3.6

Total liabilities	3,012.2	3,357.0	491.8

Redeemable preferred shares issued by a subsidiary	157.9	161.2	23.6
Equity
Ordinary shares	11.3	10.6	1.6
Additional paid-in capital	8,345.5	7,823.3	1,146.0
Statutory reserves	196.3	196.3	28.8
Accumulated other comprehensive loss	-89.2	-97.5	-14.3
Retained earnings	3,082.1	2,502.4	366.6

Total Shanda shareholder’ equity	11,546.0	10,435.1	1,528.7
Non-controlling interests	1,443.3	1,723.6	252.5

Total equity	12,989.3	12,158.7	1,781.2

Total liabilities and shareholders’ equity	16,159.4	15,676.9	2,296.6

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	(in millions, except for share and per share data)
	For the three months period ended,
	March 31,	December 31,	March 31,
	2009	2009	2010
	RMB	RMB	RMB	US$
Net revenues
Shanda Games	1,040.0	1,336.2	1,143.2		167.5
Shanda Online	227.3	295.0	253.1		37.1
Others	82.3	201.7	196.1		28.7
Elimination	-242.5	-319.4	-274.2		-40.2

Total	1,107.1	1,513.5	1,318.2		193.1

Cost of services
Shanda Games	-414.7	-534.3	-469.2		-68.7
Shanda Online	-56.8	-46.2	-49.7		-7.3
Others	-42.8	-125.3	-160.1		-23.5
Elimination	208.2	267.5	221.9		32.5

Total	-306.1	-438.3	-457.1		-67.0

Gross profit
Shanda Games	625.3	801.9	674.0		98.8
Shanda Online	170.5	248.8	203.4		29.8
Others	39.5	76.4	36.0		5.2
Elimination	-34.3	-51.9	-52.3		-7.7

Total Overall gross profit margin	801.0	1,075.2	861.1		126.1

Operating expenses:
Product development	-98.9	-128.7	-131.8		-19.4
Sales and marketing	-97.0	-148.0	-143.7		-21.1
General and administrative	-149.4	-239.0	-232.3		-34.0
Total operating expenses	-345.3	-515.7	-507.8		-74.5

Income from operations	455.7	559.5	353.3		51.6
Interest income, net/(expense)	-10.1	-3.9	4.3		0.6
Other income, net	29.5	86.4	54.3		8.0

Income before income tax expenses, Equity in
earning(loss) of affiliates	475.1	642.0	411.9		60.2
Income tax expense	-95.3	-148.9	-125.2		-18.3
Equity in earning(loss) of affiliates	-9.6	-21.5	-2.2		-0.3

Net income	370.2	471.6	284.5		41.6
Less: Net income attributable to
non-controlling interests and
redeemable preferred shares issued
by a subsidiary	-9.2	-102.3	-54.9		-8.0

Net income attributable to Shanda
Interactive Entertainment Limited	361.0	369.3	229.6		33.6

Earnings per share:
Basic	2.66	2.75	1.72		0.25
Diluted	2.64	2.65	1.67		0.24
Earnings per ADS:
Basic	5.32	5.50	3.44		0.5
Diluted	5.28	5.30	3.34		0.48
Weighted average ordinary shares outstanding:
Basic	135,486,121	134,165,079	133,445,884		133,445,884
Diluted	136,969,705	138,875,081	137,415,075		137,415,075
Weighted average ADS outstanding:
Basic	67,743,061	67,082,540	66,722,942		66,722,942
Diluted	68,484,853	69,437,541	68,707,538		68,707,538
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	469.4	612.2	396.1		57.9
Share-based compensation cost	-13.7	-52.7	-42.8		-6.3

GAAP operating income	455.7	559.5	353.3		51.6

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Non-GAAP net income attributable to Shanda Interactive Entertainment
Limited	374.7	422.0	272.4		39.9
Share-based compensation cost	-13.7	-52.7	-42.8		-6.3
GAAP net income attributable to
Shanda Interactive Entertainment
Limited	361.0	369.3	229.6		33.6

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Non-GAAP diluted earnings per ADS	5.48	6.06	3.96		0.58
Share-based compensation cost per ADS	-0.20	-0.76	-0.62		-0.10
GAAP diluted earnings per ADS	5.28	5.30	3.34		0.48